UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The New Home Company Inc.

(Name of Subject Company (Issuer))

Newport Merger Sub, Inc.

(Name of Filing Person (Offeror))

a direct wholly owned subsidiary of

Newport Holdings, LLC

(Name of Filing Person (Offeror))

Apollo Management IX, L.P.

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

645370107

(CUSIP Number of Class of Securities)

Newport Merger Sub, Inc.

c/o Apollo Management IX, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Taurie M. Zeitzer

Brian Scrivani

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$172,508,942	$18,821.00

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 18,160,613 shares of common stock, par value $0.01 per share (“Shares”), of The New Home Company Inc., a Delaware corporation (“New Home”), issued and outstanding multiplied by the offer price of $9.00 per Share, (ii) 851,996 Shares issuable pursuant to outstanding restricted stock unit awards multiplied by the offer price of $9.00 per Share, and (iii) the net offer price for options to purchase 410,762 Shares with an exercise price less than $9.00 per Share (which is calculated by multiplying the number of Shares underlying such in-the-money stock options by an amount equal to $9.00 per Share minus the weighted average exercise price of $5.60 per Share of such options). The foregoing share figures have been provided by New Home and are as of August 4, 2021, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2021, issued August 26, 2020, is calculated by multiplying the Transaction Valuation by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Newport Merger Sub, Inc., a Delaware corporation (the “Offeror”), Newport Holdings, LLC, a Delaware limited liability company (“Parent”), and Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”). The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by certain funds managed by Management IX. This Schedule TO relates to the offer by the Offeror to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”) of The New Home Company Inc., a Delaware corporation (the “Company” or “New Home”) at a purchase price of $9.00 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 23, 2021, by and among the Company, Parent and the Offeror, a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is The New Home Company Inc. Its principal executive offices are located at 6730 N Scottsdale Rd., Suite 290, Scottsdale, Arizona 85253. The telephone number of the Company’s principal executive office is (602) 767-1426.

(b) This Schedule TO relates to the Offeror’s offer to purchase any and all outstanding Shares. According to the Company, as of the close of business on August 4, 2021 there were 18,160,613 Shares issued and outstanding, 851,996 Shares issuable under outstanding restricted stock unit awards and 410,762 Shares issuable under outstanding stock option grants with an exercise price of less than $9.00 per Share and with a weighted average exercise price of $5.60 per Share.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by the Offeror, Parent and Management IX. The information set forth in the section entitled “Summary Term Sheet” and Section 9—“Certain Information Concerning the Offeror, Parent and Management IX” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 1—“Terms of the Offer”

Section 2—“Acceptance for Payment and Payment for Shares”

Section 3—“Procedures for Tendering Shares”

Section 4—“Withdrawal Rights”

Section 5—“Material U.S. Federal Income Tax Consequences”

Section 7—“Certain Effects of the Offer”

Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents”

Section 13—“Conditions of the Offer”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in Section 9—“Certain Information Concerning the Offeror, Parent and Management IX,” Section 10—“Background of the Offer; Contacts with the Company” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Section 10—“Background of the Offer; Contacts with the Company” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

(c)(1) – (7) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Section 6—“Price Range of Shares; Dividends,” Section 7— “Certain Effects of the Offer,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 14—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the section entitled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in Section 9 —“Certain Information Concerning the Offeror, Parent and Management IX” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 17—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Not applicable.

(b)	Not applicable.

Item 11. Additional Information.

(a) The information set forth in Section 7—“Certain Effects of the Offer”, Section 10—“Background of the Offer; Contacts with the Company”, Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents” and Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 10, 2021.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 10, 2021.

(a)(5)(A)	Press Release, dated July 23, 2021 issued by The New Home Company Inc. and funds managed by affiliates of Apollo Global Management, Inc. (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Form 8-K, filed on July 23, 2021).

(d)(1)	Agreement and Plan of Merger, dated as of July 23, 2021, by and among New Home, Parent and the Offeror (incorporated by reference to Exhibit 2.1 to The New Home Company Inc.’s Form 8-K, filed on July 26, 2021).

(d)(2)	Equity Commitment Letter, dated as of July 23, 2021, pursuant to which certain funds managed by Management IX and certain funds managed by Apollo NA Management III, LLC have committed cash as capital to Parent.

(d)(3)	Limited Guarantee, dated as of July 23, 2021, delivered by certain funds managed by Management IX and certain funds managed by Apollo NA Management III, LLC in favor of New Home.

(d)(4)	Confidentiality Agreement, dated as of March 15, 2021, between Management IX and New Home.

(d)(5)	Form of Tender and Support Agreement, dated as of July 23, 2021, among Parent, the Offeror and the stockholders listed therein (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Form 8-K, filed on July 26, 2021).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWPORT MERGER SUB, INC.

By:	/s/James Elworth
Name:	James Elworth
Title:	Vice President

NEWPORT HOLDINGS, LLC

By: Newport Holdings Parent, LLC, its sole member

By: Newport Parent Corporation, its sole member

By:	/s/James Elworth
Name:	James Elworth
Title:	Vice President

APOLLO MANAGEMENT IX, L.P.

BY: AIF IX Management, LLC, its general partner

By:	/s/James Elworth
Name:	James Elworth
Title:	Vice President

Dated: August 10, 2021

EXHIBIT INDEX

EXHIBIT NO.
(a)(1)(A)	Offer to Purchase, dated August 10, 2021.

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 10, 2021.

(a)(5)(A)	Press Release, dated July 23, 2021 issued by The New Home Company Inc. and funds managed by affiliates of Apollo Global Management, Inc. (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Form 8-K, filed on July 23, 2021).

(d)(1)	Agreement and Plan of Merger, dated as of July 23, 2021, by and among New Home, Parent and the Offeror (incorporated by reference to Exhibit 2.1 to The New Home Company Inc.’s Form 8-K, filed on July 26, 2021).

(d)(2)	Equity Commitment Letter, dated as of July 23, 2021, pursuant to which certain funds managed by Management IX and certain funds managed by Apollo NA Management III, LLC have committed cash as capital to Parent.

(d)(3)	Limited Guarantee, dated as of July 23, 2021, delivered by certain funds managed by Management IX and certain funds managed by Apollo NA Management III, LLC in favor of New Home.

(d)(4)	Confidentiality Agreement, dated as of March 15, 2021, between Management IX and New Home.

(d)(5)	Form of Tender and Support Agreement, dated as of July 23, 2021, among Parent, the Offeror and the stockholders listed therein (incorporated by reference to Exhibit 99.1 to The New Home Company Inc.’s Form 8-K, filed on July 26, 2021).

(g)	None.

(h)	None.